NO ACT

PE
12-3-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005791



JAN 04 2011
Washington, DC 20549

January 4, 2011

John Milek
General Counsel
Fastenal Company
2001 Theurer Boulevard
Winona, MN 55987

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-11

Re: Fastenal Company
Incoming letter dated December 3, 2010

Dear Mr. Milek:

This is in response to your letter dated December 3, 2010 concerning the shareholder proposal submitted to Fastenal by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

January 4, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fastenal Company
Incoming letter dated December 3, 2010

The proposal relates to majority voting.

There appears to be some basis for your view that Fastenal may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to Fastenal's request for documentary support that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Fastenal omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



2001 Theurer Boulevard
Winona, MN 55987
www.fastenal.com

December 3, 2010

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Fastenal Company 2011 Annual Meeting - Shareholder Proposal Submitted by United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporate Finance (the "Division") concur with our view that, for the reasons stated below, the proposal dated October 20, 2010 (the "Proposal") from the United Brotherhood of Carpenters and Joiners of America (the "Proponent") may be omitted from the proxy materials for the 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") of Fastenal Company (the "Company"). The Proposal is attached to this letter as **Exhibit A.**

GENERAL

The 2011 Annual Meeting is scheduled to be held on or about April 19, 2011. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 3, 2011, and to commence mailing to its shareholders on or about such date.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal is being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

A copy of this letter is also being sent to the Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2011 Annual Meeting.



2001 Theurer Boulevard
Winona, MN 55987
www.fastenal.com

TEXT OF PROPOSAL

The Proposal states:

> "**Resolved**: That the shareholders of Fastenal Company (the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality voting standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

REASON FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from its proxy materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponent's failure to provide proof of stock ownership for the requisite one-year period after timely notice from the Company.

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a proponent must be the record or beneficial owner of at least $2,000 in market value, or 1%, of the registrant's stock at the time the proposal is submitted and must have owned these shares for at least one year prior to submitting the proposal. Rule 14a-8(b)(2) provides, in the event the shareholder is not the registered holder of the shares, the shareholder must prove his or her eligibility. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to prove such eligibility if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. The Company believes that the Proposal may be excluded from the Company's 2011 proxy materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent failed to provide proof to the Company of the Proponent's stock ownership within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

As mentioned above, the Company received the Proposal on October 20, 2010. The Proposal was not accompanied by any proof of stock ownership. While the letter from the Proponent suggests that the Proponent beneficially owned 2,019 shares of the Company, the Company failed to receive any documentation from the record holder of the shares of the Fund's beneficial ownership in the shares and, therefore, the Company was unable to verify that the Proponent held the Company's stock for the requisite one-year period as required under Rule 14a-8(b)(1). The Company timely wrote to the Proponent at the address provided by the Proponent by letter dated November 2, 2010

FASTENAL®

2001 Theurer Boulevard
Winona, MN 55987
www.fastenal.com

requesting that the Proponent provide the requisite proof of stock ownership as required under Rule 14a-8(b)(1) no later than 14 days after receiving the Company's letter (see **Exhibit B**).

The Company's letter was delivered by United Parcel Service ("UPS") on November 3, 2010. A copy of the UPS Proof of Delivery demonstrating the delivery date of the Company's letter on November 3, 2010, at 10:02 a.m., is attached as **Exhibit C** hereto. The Proponent never responded to the Company's letter.

The Division has on several occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b)(1). See *International Paper Co.* (January 28, 2010), *Time Warner Inc.* (February 19, 2009), *Johnson & Johnson* (January 3, 2005) and *Agilent Technologies, Inc.* (November 19, 2004). To date, the Proponent has not provided the requisite evidence to demonstrate their ownership of the Company's securities for the one year period preceding the date the Proposal was submitted. For this reason, the Company believes it may properly omit the proposal from its proxy materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Division concur that the Proposal may be excluded from the Company's proxy materials for the 2011 Annual Meeting and indicate that the Division will not recommend any enforcement action if the Proposal is so excluded. Based on the Company's timetable for the 2011 Annual Meeting, a prompt response from the Division would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (507) 453-8117.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,



John Milek
General Counsel
Fastenal Company



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 507-453-8049]

October 20, 2010

Daniel L. Florness
Executive Vice-President and
Chief Financial Officer
Fastenal Company
2001 Theurer Blvd.
Winona, MN 55987

Dear Mr. Florness:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fastenal Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 2,019 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Fastenal Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Fastenal's Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. Under the current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past five years, a significant majority of companies in the S&P 500 Index has adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centric post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections.

The Fastenal Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard. The Board should take this critical first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adopt a director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Fastenal, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Board to join the mainstream major U.S. companies and establish a majority vote standard.

Exhibit B

FASTENAL®

2001 Theurer Boulevard
Winona, MN 55987
www.fastenal.com

Delivered UPS

November 2, 2010

Attn: Mr. Douglas J. McCarron-Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue N.W.
Washington, D.C. 20001

RE: Shareholder Proposal Request

Dear Mr. McCarron:

Your letter dated October 20, 2010 directed to Mr. Daniel Florness has been directed to my attention. The letter requests Fastenal Company to include a shareholder Proposal, as set forth in an attachment with the letter, in its proxy statement to be circulated to the Company's shareholders in connection with the next annual meeting of the shareholders. While your letter suggests that the United Brotherhood of Carpenters Pension Fund ('Fund') beneficially owns 2,019 shares of Fastenal Company's common stock, you have failed to submit any verification from the record holder of the shares of the Fund's beneficial ownership interest.

Please submit a written statement from the "record" holder of the Fund's securities verifying that the Fund continuously held the securities for at least one year prior to the date of your letter. Such verification documentation must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter and should be submitted to us at the following address:

Fastenal Company
Attn: John Milek-General Counsel
2001 Theurer Blvd.
Winona, MN 55987

Or

via Facsimile at (507) 494-7767

Please contact me at (507) 453-8117 with any further inquiries concerning this request.

Sincerely,



John Milek
General Counsel
Fastenal Company